Aegon reports net income of EUR 358 million in Q3 2016

Solid earnings supported by expense savings – limited impact from assumption changes and model updates

●	Underlying earnings of EUR 461 million*; realized expense savings and favorable equity markets were more than offset by the effects of adverse US mortality experience and lower interest rates
●	Limited net impact from assumption changes and model updates of EUR (81) million; all reported in other charges*
●	Net income of EUR 358 million; gains from fair value items offset by other charges
●	Return on equity increases to 7.7%

Sales growth driven by fee-businesses – strong gross deposits of EUR 25 billion

●	Gross deposits increase by 19% to EUR 25 billion mainly from US retirement plans and asset management. Net outflows of EUR 2.5 billion as a result of anticipated contract discontinuances in business acquired from Mercer
●	New life sales decline by 15% to EUR 219 million resulting from lower universal life sales and strict pricing policy
●	Accident & health and general insurance sales down by 5% to EUR 218 million, mainly due to product exits in US
●	Market consistent value of new business decreases to EUR 70 million due to lower interest rates and VA sales

All capital metrics continue to be within target ranges

●	Solvency II ratio declined slightly during the third quarter to an estimated 156% as a result of adverse market impacts; immaterial impact on group ratio from assumption changes and model updates
●	Capital generation of EUR 0.3 billion excluding market impacts and one-time items of EUR (0.2) billion
●	Holding excess capital stable at EUR 1.1 billion as remittances from the units offset dividends to shareholders
●	Gross leverage ratio improves to 29.5% driven by retained earnings

Statement of Alex Wynaendts, CEO

Throughout the third quarter, we further executed on our key strategic objectives by successfully reducing our costs, maintaining our strong capital position and growing our profitable fee-based businesses. At the same time, we continue to invest in new technologies to support our increased interaction with customers, and in innovative products to address their growing needs.

Aegon’s Solvency II ratio remains strong and our management actions enabled us to mitigate adverse market impacts. While our annual assumption changes and model updates had a limited impact on earnings, there was no impact on our capital position or capital generation going forward. Earnings from our US life insurance business continued to be volatile as a result of higher than expected claims.

We are particularly pleased by gross deposits of EUR 25 billion during the quarter. In the US, the integration of Mercer’s defined contribution retirement plan administration business is on track. We did experience outflows following the acquisition of this business, as anticipated.

All-in-all, we are making continued progress to deliver on our strategic priorities aimed at positioning Aegon to achieve growth and deliver value to all our stakeholders.

Key performance indicators
EUR millions 11b, 11c	Notes	Q3 2016	Q2 2016	%	Q3 2015	%	YTD 2016	YTD 2015	%

Underlying earnings before tax *	1	461	435	6	495	(7)	1,359	1,432	(5)

Net income / (loss)		358	(385)	-	(551)	-	116	57	103

Sales	2	2,904	2,765	5	2,564	13	9,229	7,524	23

Market consistent value of new business	3	70	100	(30)	125	(44)	302	448	(33)

Return on equity	4	7.7%	6.8%	14	7.6%	2	7.2%	7.2%	1

* As of Q3 2016 the results from assumption updates will be reported as part of ‘Other income/(charges)’. Previously, these impacts were reflected in underlying earnings or fair value items. The comparative numbers have been updated to reflect this change.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

Strategic highlights

●	Aegon to exit Ukrainian market by selling Aegon Life Ukraine to TAS Group
●	Insurance consortium including Aegon launches the Blockchain Insurance Industry Initiative B3i
●	Aegon maintains a leading position in the Dow Jones Sustainability Index
●	Transamerica announces a new retirement plan partnership with Mercer

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and wider society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

On September 22, Aegon entered into an agreement to sell 100% of its shares of Aegon Life Ukraine to TAS Group, and will exit the Ukrainian market. The deal is subject to customary closing conditions, including regulatory approvals. The transaction is expected to be completed by January 2017.

With the aim to further capture growth opportunities in Brazil, Mongeral Aegon and BANCOOB (Banco Cooperativo do Brasil) received regulatory approval in August 2016 to establish a joint venture to provide life insurance and pension solutions within the SICOOB System. SICOOB is the largest cooperative financial system in the country, with almost 4 million associates and 2,200 points of service. BANCOOB is a private commercial bank owned by the credit cooperative entities affiliated with the SICOOB system. The joint venture represents a further expansion into bank distribution for Mongeral Aegon, which already serves over 2.5 million customers nationwide through over 4,000 broker partners.

Operational excellence

Aegon in conjunction with Allianz, Munich Re, Swiss Re and Zurich launched the Blockchain Insurance Industry Initiative, B3i. The initiative aims to explore the potential of distributed ledger technologies to better serve clients through faster, more convenient and secure services. If Blockchain technology proves viable, it could streamline paper work and reconciliations for (re-)insurance contracts and accelerate information and money flows, while at the same time greatly improving auditability. The initiative, which is open to other insurers and reinsurers, is a pilot project that aims to achieve a proof-of-concept for inter-group retrocessions by the use of Blockchain technology. The founding members aim to develop standards and processes for industry-wide usage, and to facilitate the transition from individual company use cases to viable solutions across the entire insurance value chain.

Aegon maintained its leading position in the Dow Jones Sustainability Index, with a score of 82 out of 100, compared with an industry average of 50. The index tracks the performance of the leading large companies worldwide on a variety of categories including governance, remuneration, compliance, environmental footprint and transparent reporting. Aegon again proved itself to be one of the leading companies in its sector in terms of sustainability, remaining in the top 10 percent of the financial services industry. Aegon scored particularly well on its commitments to the Principles for Sustainable Insurance, Risk management, and Tax Policies and Practices. Aegon’s new Global Tax Policy and Principles of Conduct contributed to an increase of 14 percentage points in the Tax Strategy category.

Customer loyalty

Transamerica announced a new partnership with Mercer on October 5 for Mercer’s employer clients. Mercer developed a solution for its employer clients that enables them to transfer fiduciary responsibility. The company did, however, need a partner to sell its new solution because Mercer sold its recordkeeping business to Transamerica in 2015. The new arrangement ensures that every plan for which Transamerica assumes fiduciary responsibility will have relatively the same design and pricing structure to minimize customization.

This innovative approach makes the products more efficient and learnings from this new agreement can be applied to products Transamerica offers directly to employers itself. The first plans are expected to convert on January 1, 2017.

On September 19, Transamerica launched the HigherEd Retirement ConsortiumSM, a new multiple employer retirement plan designed to help private colleges and universities merge their employee retirement plans. The new solution assists employers by simplifying plan administration, managing fiduciary responsibilities, taking advantage of expert plan management, and receiving economies of scale in administrative and investment pricing. The plan also offers an open architecture investment platform with no proprietary fund requirements.

Empowered employees

Aegon’s global ‘Future Fit’ strategy is empowering Aegon employees to be fit for the new digital, connected and data-driven world. Key areas of focus include enabling employees through providing the infrastructure, tools and training needed to exceed customers’ expectations. Furthermore, initiatives such as the Digital Accelerator Program in Aegon UK and Aegon Hungary, and the Global Aegon Analytical Academy, an annual traineeship for employees to enhance data analytical capabilities across the company, illustrate how digital capabilities and expertise are being improved across the company.

Aegon’s Digital Center of Excellence held its first ever Hackathon, a 24 hour pop-up initiative that provided 36 Aegon employees from Europe and Asia an opportunity to work together and collaborate on innovate new digital initiatives. The event enabled Aegon’s employees to think and act like they were working for a technology start-up company, by allowing them to freely conceptualize, design and pitch prototypes of their ideas to investors for funding. At the conclusion of the event, eight viable digital and data-driven initiatives were identified for further development and potential implementation within various business units.

Financial overview
EUR millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax
Americas		307	270	14	339	(9)	860	986	(13)
Europe		151	160	(6)	137	11	481	417	15
Asia		6	1	-	18	(65)	8	17	(55)
Asset Management		32	37	(12)	40	(19)	114	132	(14)
Holding and other		(35)	(33)	(7)	(38)	8	(105)	(122)	14
Underlying earnings before tax		461	435	6	495	(7)	1,359	1,432	(5)

Fair value items		84	(358)	-	(161)	-	(632)	(612)	(3)
Realized gains / (losses) on investments		21	229	(91)	36	(40)	305	288	6

Net impairments		6	(23)	-	(12)	-	(53)	(15)	-
Other income / (charges)		(72)	(656)	89	(988)	93	(734)	(999)	27
Run-off businesses		8	18	(55)	35	(76)	55	68	(19)
Income before tax		510	(355)	-	(595)	-	300	161	87
Income tax		(152)	(30)	-	44	-	(183)	(103)	(77)
Net income / (loss)		358	(385)	-	(551)	-	116	57	103

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		358	(385)	-	(551)	-	116	57	105

Net underlying earnings		349	312	12	387	(10)	1,012	1,100	(8)

Commissions and expenses		1,638	1,589	3	1,540	6	4,971	5,072	(2)
of which operating expenses	9	900	926	(3)	912	(1)	2,786	2,737	2

New life sales
Life single premiums		479	489	(2)	686	(30)	1,578	2,262	(30)
Life recurring premiums annualized		171	195	(12)	190	(10)	571	605	(6)
Total recurring plus 1/10 single		219	244	(10)	259	(15)	729	832	(12)

New life sales	10
Americas		127	138	(8)	148	(14)	409	447	(8)
Europe		64	75	(14)	69	(6)	224	238	(6)
Asia		28	31	(9)	42	(33)	96	147	(34)
Total recurring plus 1/10 single		219	244	(10)	259	(15)	729	832	(12)

New premium production accident and health insurance		198	199	-	212	(6)	658	747	(12)
New premium production general insurance		20	27	(25)	18	14	71	59	20

Gross deposits (on and off balance)	10
Americas		9,375	9,265	1	7,868	19	32,112	28,488	13
Europe		2,769	3,088	(10)	2,595	7	9,298	8,381	11
Asia		83	94	(12)	52	60	250	345	(28)
Asset Management		12,442	10,506	18	10,240	22	36,040	21,643	67
Total gross deposits		24,669	22,953	7	20,756	19	77,700	58,857	32

Net deposits (on and off balance)	10
Americas		(3,711)	(56)	-	711	-	1,058	7,028	(85)
Europe		(41)	159	-	(190)	79	849	527	61
Asia		69	80	(14)	40	72	208	303	(31)
Asset Management		1,380	1,046	32	3,505	(61)	4,666	6,574	(29)
Total net deposits excluding run-off businesses		(2,303)	1,229	-	4,065	-	6,781	14,432	(53)
Run-off businesses		(237)	(103)	(129)	(294)	20	(580)	(618)	6
Total net deposits / (outflows)		(2,539)	1,125	-	3,771	-	6,201	13,814	(55)

Revenue-generating investments
		Sep. 30, 2016	Jun. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		723,485	716,746	1	710,458	2
Investments general account		159,053	159,933	(1)	160,792	(1)
Investments for account of policyholders		197,493	194,512	2	200,226	(1)
Off balance sheet investments third parties		366,939	362,301	1	349,440	5

Operational highlights

Actuarial and economic assumption changes and model updates

Aegon reviews its actuarial and economic assumptions annually in the third quarter. In addition, as part of an ongoing commitment to deliver operational excellence, the company reviews and refines its models where necessary. These assumption changes and model updates on balance accounted for charges of EUR 81 million in the third quarter of 2016. As of this quarter, actuarial and economic assumption changes and model updates are all included in other income / (charges). These items were previously reported across underlying earnings, fair value items and other income / (charges). Presenting the impacts from assumption changes and model updates in one place improves transparency of Aegon’s results. The comparative numbers have been updated to reflect this change.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the third quarter of 2016 declined by 7% compared with the third quarter of 2015 to EUR 461 million. Expense savings and favorable market impacts were more than offset by adverse claims experience in the United States and negative adjustments to intangible assets related to lower than anticipated reinvestment yields. Adverse claims experience and lower than anticipated reinvestment yields in the third quarter of 2016 amounted to EUR 13 million and EUR 23 million, respectively.

Underlying earnings from the Americas declined to EUR 307 million. This was caused by adverse mortality experience and the negative adjustment to intangible assets related to lower than anticipated reinvestment yields, which more than offset the effects of favorable morbidity experience, favorable equity markets, and reduced expenses. The latter was driven by the benefit from management actions leading to expense savings.

In Europe, underlying earnings increased to EUR 151 million. This increase was driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015.

The result from Aegon’s operations in Asia was down to EUR 6 million, as favorable mortality was more than offset by the negative impact from lower than anticipated investment yields.

Underlying earnings from Aegon Asset Management declined to EUR 32 million, mainly as a result of increased expenses due to continued investments in the growth strategy in addition to lower management fees and unfavorable currency movements.

The result from the holding improved to a loss of EUR 35 million, resulting from lower funding costs after the redemption of a senior bond in December 2015.

Net income

Net income amounted to EUR 358 million. Other charges as a result of assumption changes and model updates were more than offset by gains from fair value items.

Fair value items

The result from fair value items totaled EUR 84 million. This was mainly driven by credit spread tightening and favorable investment returns in the United States and positive real estate revaluations in the Netherlands.

Realized gains on investments

Realized gains on investments decreased to EUR 21 million. Gains on the sale of assets related to the divestment of the annuity book in the United Kingdom and normal trading activity more than offset losses in the Americas.

Impairment charges

Net recoveries of EUR 6 million for the quarter were the result of net recoveries in the Americas which more than offset impairments on the consumer loan portfolio in the Netherlands.

Other charges

Other charges amounted to EUR 72 million as a result of the net impact of assumption changes, model updates and other items. A charge of EUR 81 million has been recorded in other charges in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s businesses in the US. Assumption changes and model updates in the US from long-term care led to a net negative impact of EUR 100 million. These were the result of experience updates including morbidity, termination rates and utilization assumptions. For the other business lines in the US, assumption changes and model updates largely offset each other. The main items were the refinement of modelling of crediting rates on indexed universal life policies and management actions, which together offset lower lapse assumptions on certain secondary guarantee universal life insurance blocks. Furthermore, model updates in the guarantee provision resulted in a benefit of EUR 28 million in the Netherlands.

Run-off businesses

Earnings from run-off businesses declined to EUR 8 million due to unfavorable mortality experience in the payout annuities block and a lower result in the reinsurance line of business.

Income tax

Income tax amounted to EUR 152 million in the third quarter, which is in line with the average nominal tax rate for the group. The effective tax rate on underlying earnings was 24%.

Return on equity

Return on equity increased to 7.7% in the third quarter of 2016, as lower net underlying earnings were more than offset by lower shareholders’ equity as a result of capital returned to shareholders and the write down of DPAC related to upgrading customers to the UK retirement platform in the fourth quarter of 2015.

Operating expenses

Operating expenses decreased by 1% compared with the third quarter of 2015 to EUR 900 million. Lower operating expenses in the Americas resulted from expense savings, and lower sales-related and other variable operating expenses. This was partly offset by the acquisition of Mercer’s defined contribution business in the United States, expenses related to the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom, and higher Solvency II-related expenses and investments in new business initiatives in the Netherlands.

Sales

Aegon’s total sales increased by 13% to EUR 2.9 billion in the third quarter of 2016. This increase was the result of higher gross deposits, which were up 19% to EUR 24.7 billion. Retirement Plans deposits increased due to the inclusion of deposits in the business acquired from Mercer, in addition to higher takeover and recurring deposits. Asset Management deposits increased mainly due to higher recognized gross deposits in Aegon’s Chinese asset management joint venture in addition to higher inflows in the Netherlands and in the Americas. Net outflows amounted to EUR 2.5 billion and were mainly driven by net outflows on the business acquired from Mercer. The latter is in line with the anticipated lapse behavior when acquiring a block of retirement business.

New life sales declined by 15% to EUR 219 million, mainly driven by Aegon’s adherence to its strict pricing policy in the current low interest rate environment. In addition, universal life sales were impacted by new sales force training programs, which led to a decline in the recruitment of new agents. In the longer term these programs should have a favorable impact on sales. New premium production for accident & health and general insurance was down by 5% to EUR 218 million due to product exits in the United States.

Market consistent value of new business

The market consistent value of new business declined to EUR 70 million. This was mainly due to the negative impact from lower interest rates and lower variable annuity sales following the product adjustments implemented last year.

Revenue-generating investments

Revenue-generating investments were up 1% during the third quarter of 2016 to EUR 723 billion, as net outflows were more than offset by favorable market movements.

Capital management

Shareholders’ equity declined by EUR 0.8 billion compared with the end of the previous quarter to EUR 21.1 billion on September 30, 2016, mainly as a result of lower revaluation reserves. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased to EUR 16.3 billion – or EUR 7.84 per common share – at the end of the third quarter. Net income for the quarter more than offset the payment of the 2016 interim dividend. The gross leverage ratio improved to 29.5% in the third quarter, driven by retained earnings.

Holding excess capital remained stable at EUR 1.1 billion as net remittances from the units and a tax benefit offset dividends paid to shareholders and holding operating expenses.

Capital generation of the operating units excluding market impacts and one-time items amounted to EUR 0.3 billion in the third quarter of 2016. Market impacts in the quarter amounted to EUR (0.3) billion, mainly due to the effects of lower interest rates and credit spreads on Aegon’s own employee pension plan provisions in the United Kingdom and the Netherlands, and a lower benefit from the volatility adjuster. One-time items amounted to EUR 0.2 billion, which were driven by management actions in the Netherlands and implementation of a XXX reserve financing solution with an external reinsurer. Assumption changes and model updates had an immaterial impact on the capital generation, as the benefits from assumption changes and model updates in the United States and updated longevity assumptions in the United Kingdom were offset by the implementation of updated longevity assumptions in the Netherlands. Capital generation including market impacts and one-time items amounted to EUR 0.1 billion for the quarter.

Aegon’s Solvency II ratio decreased slightly to an estimated 156% in the third quarter as adverse market impacts and the interim 2016 dividend more than offset management actions and capital generation.

Financial overview, Q3 2016 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	68	99	11	-	-	178
Individual savings and retirement products	145	-	(4)	-	-	142
Pensions	93	43	-	-	-	136
Non-life	-	3	-	-	-	3
Asset Management	-	-	-	32	-	32
Other	-	7	(1)	-	(35)	(30)
Underlying earnings before tax	307	151	6	32	(35)	461

Fair value items	32	49	6	-	(3)	84
Realized gains / (losses) on investments	(31)	49	2	2	-	21
Net impairments	12	(6)	-	-	-	6
Other income / (charges)	(109)	52	(5)	-	(9)	(72)
Run-off businesses	8	-	-	-	-	8
Income before tax	218	296	9	34	(48)	510
Income tax	(82)	(68)	(4)	(11)	13	(152)
Net income / (loss)	136	228	5	23	(35)	358

Net underlying earnings	221	132	-	22	(25)	349

Employee numbers
	Sep. 30, 2016	Jun. 30, 2016	Dec. 31, 2015
Employees	29,732	29,425	31,530

of which Aegon’s share of employees in joint ventures and assoc	6,121	5,893	7,499

Americas

●	Underlying earnings before tax decline to USD 342 million due to adverse claims experience and lower reinvestment yields
●	Net income of USD 152 million; limited negative impact from assumption changes and model updates
●	Gross deposits up 20% to USD 10.5 billion; net outflows of USD 4.4 billion as a result of anticipated contract discontinuances in the business acquired from Mercer
●	New life sales down 14% to USD 142 million due to focus on profitability

Execution of strategy

In the Americas, Aegon is committed to increasing its return on capital. As such, Aegon has implemented a number of programs to reduce operating expenses by at least USD 150 million by 2018. In 2016 year-to-date, expense reduction initiatives, including a voluntary separation plan, have led to annual expense savings of USD 75 million. In addition to expense savings, Aegon is also focused on improving the profitability of its Life and Accident & Health products by implementing premium increases and rationalizing its product portfolio. At its Analyst & Investor conference in New York on December 8, 2016, Aegon will provide more details on the 5-part plan announced last quarter in order to improve the performance of its US business.

Aegon is on track to comply with the various requirements of the new Fiduciary Rule issued by the Department of Labor in April. The company is developing a variety of solutions that enable Aegon to fully meet the diverse needs of its customers and distribution partners in a post-Rule environment. Starting in November, new variable annuity products will be launched. Furthermore, Aegon will also review the pricing of existing products in the coming months to improve the profitability of its variable annuity sales.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the third quarter of 2016 amounted to USD 342 million. Compared with the third quarter of 2015, earnings declined as lower than anticipated reinvestment yields and adverse mortality experience more than offset favorable morbidity experience, favorable equity markets and reduced expenses across several business lines.

●	Life earnings were down to USD 6 million as a result of adverse mortality experience of USD 39 million and a negative adjustment to intangible assets of USD 26 million related to lower than anticipated reinvestment yields. These more than offset the benefit of lower expenses resulting from the expense savings program. Adverse mortality experience was mainly driven by the severity of large claims.
●	Earnings from Accident & Health doubled to USD 67 million, as an improvement in long-term care morbidity experience and expense savings more than offset the negative impact on earnings of product exits. Favorable morbidity of USD 18 million was driven by seasonality in supplemental health claims.
●	Retirement Plans earnings were up 19% to USD 80 million driven by the benefit of expense savings and increased fee income. Increased fee income resulted from higher average account balances driven by equity market performance, which more than offset margin pressure.
●	Mutual Funds earnings increased to USD 13 million driven by favorable market movements.
●	Earnings from Variable Annuities increased to USD 110 million as a result of increased fee income from higher average account balances along with favorable claims experience of USD 6 million.
●	Earnings from Fixed Annuities declined to USD 40 million in line with lower balances as the book ages.
●	Stable Value Solutions earnings amounted to USD 24 million, stable compared to previous year as balances were relatively unchanged.
●	Earnings from Latin America remained stable at USD 1 million.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 152 million in the third quarter, driven by lower other charges and improved results on fair value items.

The result from fair value items amounted to USD 35 million.

●	Fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, produced a gain of USD 77 million. This was mainly caused by tightening credit spreads, in addition to favorable investment returns.
●	The loss on fair value hedges without an accounting match under IFRS was USD 48 million. The loss on the macro hedge related to GMIB variable annuities resulting from higher equity markets was partly offset by gains on low interest rate hedges in the third quarter.
●	The result on fair value investments amounted to USD 7 million, as gains on credit derivatives more than offset a decrease in the value of commodity-related investments.

Other charges amounted to USD 121 million as a result of the net impact of assumption changes, model updates and other items. Assumption changes and model updates in the US from long-term care led to a net negative impact of USD 112 million. Assumption changes as a result of experience updates including morbidity, termination rates and utilization assumptions. For the other business lines, assumption and model changes largely offset each other. The main items were the refinement of modelling of crediting rates on indexed universal life policies and management actions, which together offset lower lapse assumptions on certain secondary guarantee universal life insurance blocks. Last year’s other charges of USD 1 billion included the USD 0.8 billion loss on the divestment of Aegon’s life insurance activities in Canada, assumption changes, and model updates.

Realized losses on investments amounted to USD 35 million, and were mainly driven by portfolio optimization. Net recoveries were USD 13 million for the quarter as recoveries on structured assets more than offset impairments on private equity investments. The results from run-off businesses declined to USD 9 million due to unfavorable mortality experience and a lower result from reinsurance.

Return on capital

In the third quarter of 2016, the return on average capital invested in Aegon’s businesses in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 6.9%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined by 8% to USD 430 million, as expense savings, and lower sales-related and other variable expenses more than offset the impact of the business acquired from Mercer. Restructuring expenses amounted to USD 4 million this quarter.

Sales

Gross deposits increased by 20% to USD 10.5 billion. Gross deposits in Retirement Plans were up USD 2.5 billion to USD 8.2 billion as a result of both higher takeover and recurring deposits. Gross deposits in Variable Annuities were down to USD 1.1 billion, mainly driven by lower market demand for the product and product adjustments implemented last year in response to the low interest rate environment. Gross deposits in Mutual Funds were stable at USD 1.2 billion.

Net outflows amounted to USD 4.4 billion in the third quarter. Contract discontinuances from the business acquired from Mercer resulted in USD 3.9 billion outflows in Retirement Plans. These are driven by outflows on the business acquired from Mercer and are in line with anticipated lapse behavior when acquiring a block of retirement business. Elevated outflows on the business recently acquired are expected to continue until early 2018 as the business is being converted. In 2016 year-to-date, the asset retention rate increased to 19% – up from 14% in the first nine months of 2015. Net deposits in Variable Annuities declined to an outflow of USD 0.1 billion, driven by lower sales. Net deposits in Mutual Funds increased to USD 0.1 billion. Fixed Annuities experienced net outflows of USD 0.3 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

New life sales were down to USD 142 million, driven by all product categories. Universal life sales were impacted by new sales force training programs, which led to a decline in the recruitment of new agents. In the longer term these programs should have a favorable impact on sales. Sales of term life products declined as Aegon did not lower its pricing in line with a number of its competitors. New premium production for accident & health insurance declined to USD 211 million, mainly resulting from product exits.

Market consistent value of new business

The market consistent value of new business declined to USD 63 million in the third quarter of 2016, as a higher contribution from life insurance was more than offset by a lower contribution from Variable Annuities from lower sales following the product adjustments implemented last year and lower margin due to lower interest rates.

Revenue-generating investments

Revenue-generating investments increased by 2% during the third quarter to USD 471 billion, as positive market impacts more than offset net outflows.

Americas
USD millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by line of business
Life		6	39	(83)	85	(92)	92	154	(40)
Accident & Health		67	20	-	33	105	131	128	2
Retirement Plans		80	69	16	67	19	203	207	(2)
Mutual Funds		13	12	14	13	4	35	34	3
Variable Annuities		110	97	13	106	4	289	390	(26)
Fixed Annuities		40	45	(11)	47	(14)	137	112	23
Stable Value Solutions		24	24	1	25	(5)	72	76	(6)
Latin America		1	-	-	1	16	1	-	-
Underlying earnings before tax		342	305	12	377	(9)	960	1,100	(13)

Fair value items		35	(122)	-	(277)	-	(329)	(699)	53
Realized gains / (losses) on investments		(35)	5	-	2	-	6	(58)	-
Net impairments		13	(17)	-	(6)	-	(39)	-	-
Other income / (charges)		(121)	45	-	(1,007)	88	(82)	(1,007)	92
Run-off businesses		9	21	(56)	39	(76)	61	75	(19)
Income before tax		244	236	3	(872)	-	577	(590)	-
Income tax		(92)	(44)	(109)	76	-	(128)	54	-
Net income / (loss)		152	192	(21)	(796)	-	448	(536)	-

Net underlying earnings		246	223	10	297	(17)	702	840	(16)

Commissions and expenses		1,122	1,060	6	944	19	3,359	3,264	3
of which operating expenses		430	450	(4)	468	(8)	1,358	1,371	(1)

New life sales	10
Life single premiums		28	31	(11)	33	(17)	89	111	(20)
Life recurring premiums annualized		139	153	(9)	162	(14)	447	487	(8)
Total recurring plus 1/10 single		142	156	(9)	165	(14)	456	498	(8)

Life		127	144	(12)	154	(17)	421	465	(9)
Latin America		15	12	28	11	32	36	33	6
Total recurring plus 1/10 single		142	156	(9)	165	(14)	456	498	(8)

New premium production accident and health insurance		211	211	-	221	(5)	693	787	(12)

Gross deposits (on and off balance) by line of business	10
Life		1	2	(36)	2	(6)	6	5	17
Retirement Plans		8,159	8,073	1	5,648	44	28,026	21,506	30
Mutual Funds		1,153	1,246	(7)	1,228	(6)	4,171	3,759	11
Variable Annuities		1,078	1,139	(5)	1,806	(40)	3,429	6,272	(45)
Fixed Annuities		71	61	16	63	13	199	213	(6)
Latin America		3	2	44	3	17	7	9	(15)
Total gross deposits		10,466	10,524	(1)	8,749	20	35,840	31,764	13

Net deposits (on and off balance) by line of business	10
Life		(15)	(11)	(41)	(9)	(74)	(34)	(30)	(11)
Retirement Plans		(3,883)	181	-	622	-	1,547	7,274	(79)
Mutual Funds		87	103	(16)	2	-	456	(47)	-
Variable Annuities		(56)	58	-	565	-	167	1,954	(91)
Fixed Annuities		(274)	(328)	17	(395)	31	(956)	(1,312)	27
Latin America		1	-	160	(1)	-	2	(1)	-
Total net deposits excluding run-off businesses		(4,141)	3	-	785	-	1,181	7,836	(85)
Run-off businesses		(264)	(119)	(123)	(328)	19	(647)	(689)	6
Total net deposits / (outflows)		(4,405)	(115)	-	457	-	534	7,147	(93)

Revenue-generating investments
		Sep. 30, 2016	Jun. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		471,120	463,231	2	436,136	8
Investments general account		105,096	104,495	1	95,182	10
Investments for account of policyholders		114,337	111,440	3	109,894	4
Off balance sheet investments third parties		251,687	247,297	2	231,060	9

Europe

●	Underlying earnings before tax increase 11% to EUR 151 million
●	Net income of EUR 228 million supported by fair value items and realized gains on investments
●	Gross deposits increase to EUR 2.8 billion driven by UK platform and savings in the Netherlands
●	Platform assets in the United Kingdom increase to EUR 13 billion

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon’s focus is on improving its customer experience by introducing digital innovations and capturing a larger share of the customer value chain. Stap – a Dutch General Pension Fund (APF) initiated by Aegon – welcomed its first customer after having been the first APF to receive a license from the Dutch Central Bank last quarter. On October 1, 2016, Eastman Chemical’s pension fund E-way transferred EUR 155 million accrued benefits of its 900 participants to Stap. Given the acceleration in the shift from defined benefit to defined contribution in the Dutch market, Aegon expects that demand for Stap’s attractive proposition will lead to significant inflows.

In the United Kingdom, Aegon focuses on its pension and protection customers. In its core pension business, Aegon is accelerating the upgrading of customers from its backbook to its market leading platform. Aegon upgraded over 50,000 existing customers and EUR 1.5 billion of their assets to its platform in the third quarter. This contributed to the EUR 1.9 billion of net platform inflows achieved, confirming Aegon’s platform as one of the fastest growing in the market, with total assets surpassing GBP 10 billion for the first time with GBP 11.2 billion (EUR 13.0 billion) assets at the end of the quarter. The acquisition of BlackRock’s DC pension platform business announced earlier this year will further improve the scale and competitive position of Aegon’s pension business. Aegon is administering BlackRock’s DC pension platform business as of the third quarter. The legal transfer through a Part VII process is expected to be completed in the first half of 2018. The acquisition of Cofunds – which establishes Aegon’s UK business as the number one provider in the retail platform market – is expected to close in December 2016.

Aegon focuses on profitable growth in Central & Eastern Europe (CEE) and Spain & Portugal. Aegon aims to grow mostly in protection products, which offer the best value for money for customers. In the third quarter, this strategy again resulted in increased protection sales in CEE. As a result, the share of protection products in the sales mix grew from 30% last year to over 40% in the third quarter of 2016. In Spain, the market consistent value of new business increased by 32% despite stable new life sales resulting from the focus on protection rather than savings products.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 11% to EUR 151 million compared with the third quarter of 2015. This was mainly the result of lower DPAC amortization in the United Kingdom due to the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015.

●	Underlying earnings in the Netherlands amounted to EUR 133 million. Earnings from Pensions declined to EUR 42 million, as favorable claims experience was partially offset by lower investment income. Life & Savings earnings increased to EUR 85 million, as investments in new business initiatives were more than offset by lower funding costs. The result from the Non-life business declined to a loss of EUR 1 million as the benefit from the divestment of the loss-making commercial line non-life business was more than offset by weather-related losses. Earnings from the distribution businesses increased to EUR 7 million, mainly driven by expense savings.
●	The United Kingdom contributed underlying earnings of EUR 5 million. Life earnings declined to EUR 6 million, principally driven by the impact of the sale of the annuity business. Earnings from Pensions improved to a loss of EUR 1 million, as the benefit of lower DPAC amortization and increased fee income driven by equity market performance more than offset margin pressure.
●	Underlying earnings in CEE increased to EUR 12 million, as earnings in Hungary benefited from a higher reinsurance recovery and an improvement in the non-life claims ratio.
●	Underlying earnings in Spain & Portugal were down to EUR 1 million, as higher earnings from Aegon’s bancassurance joint ventures were more than offset by adverse claims experience.

Net income

Net income from Aegon’s businesses in Europe increased to EUR 228 million. The gain from fair value items amounted to EUR 49 million, mainly driven by positive real estate revaluations in the Netherlands. Realized gains increased to EUR 49 million due to the sale of assets in the United Kingdom related to the divestment of the annuity book and normal trading activity in the Netherlands. Impairments amounted to EUR 6 million, mainly driven by the consumer loan portfolio in the Netherlands. Other income amounted to EUR 52 million, as restructuring and expenses related to the acquisitions of Cofunds and BlackRock’s defined contribution business were more than offset by model updates in the guarantee provision in the Netherlands and income related to policyholder taxes in the United Kingdom with an equal offset in Aegon’s income tax line. The model updates resulted in a benefit of EUR 28 million.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe increased to 7.2%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. For the Netherlands, return on capital was 9.7%. The return in the United Kingdom was 3.8%, and benefited from a tax credit. In CEE, it was 10.1%, while in Spain & Portugal it was -0.9%.

Operating expenses

Operating expenses increased by 4% to EUR 354 million. Favorable currency movements were more than offset by expenses related to the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom of EUR 10 million, and higher Solvency II-related expenses and investments in new business initiatives in the Netherlands.

Sales

Gross deposits increased by 7% to EUR 2.8 billion driven by UK platform flows and savings in the Netherlands. Gross deposits were up by 17% on a constant currency basis. This growth was primarily the result of the continued strong performance of Knab, which accounted for EUR 1.1 billion of gross deposits in the third quarter, up from EUR 0.6 billion in the third quarter of 2015. In the United Kingdom, gross deposits were down 1% on a constant currency basis, as growth of platform deposits was offset by lower flows from traditional pension products and variable annuities.

Net outflows for Europe improved to EUR 41 million due to higher inflows at Knab and the pension business in CEE, lower outflows in the United Kingdom from the traditional pension business, and favorable currency movements. Production of mortgages in the Netherlands in the third quarter of 2016 increased by 12% to EUR 1.7 billion, of which EUR 1.4 billion was related to third-party investor demand. Aegon now ranks as the fourth largest mortgage provider in the Dutch market.

New life sales declined by 6% to EUR 64 million in the third quarter mainly as a result of adverse currency movements. On a constant currency basis sales were down 2% due to lower pension sales in the Netherlands as there is limited demand for defined benefit solutions in the current low interest rate environment.

Market consistent value of new business

The market consistent value of new business in Europe totaled EUR 14 million. The value of new business in the Netherlands slightly declined as the higher contribution from mortgages in the Netherlands was more than offset by lower new life sales and the exclusion of the value of new business generated by Aegon Bank in the Netherlands as of 2016. In Spain & Portugal, the value of new business increased as a result of a more favorable product mix. The value of new business in the United Kingdom decreased as a result of lower interest rates and the divestment of the annuity portfolio.

Revenue-generating investments

Revenue-generating investments increased to EUR 165 billion, as favorable market impacts more than offset unfavorable currency movements and net outflows.

Europe
EUR millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax
The Netherlands		133	138	(4)	135	(1)	400	402	(1)
United Kingdom		5	7	(36)	(10)	-	35	(18)	-
Central & Eastern Europe		12	14	(14)	8	49	41	23	76
Spain & Portugal		1	-	-	3	(64)	5	10	(52)
Underlying earnings before tax		151	160	(6)	137	11	481	417	15

Fair value items		49	(190)	-	87	(43)	(212)	81	-
Realized gains / (losses) on investments		49	223	(78)	32	53	290	332	(13)
Net impairments		(6)	(4)	(30)	(6)	11	(10)	(15)	35

Other income / (charges)	5	52	(701)	-	(42)	-	(648)	(53)	-
Income before tax		296	(512)	-	208	42	(100)	762	-
Income tax		(68)	6	-	(34)	(97)	(79)	(162)	51
Net income / (loss)		228	(506)	-	174	31	(179)	600	-

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		228	(506)	-	174	31	(179)	600	-

Net underlying earnings		132	117	12	107	23	387	334	16

Commissions and expenses		497	522	(5)	560	(11)	1,563	1,773	(12)
of which operating expenses		354	369	(4)	341	4	1,083	1,054	3

New life sales	6, 10
Life single premiums		285	256	11	310	(8)	894	972	(8)
Life recurring premiums annualized		36	49	(27)	38	(5)	135	141	(5)
Total recurring plus 1/10 single		64	75	(14)	69	(6)	224	238	(6)

Life		50	59	(15)	50	(2)	167	177	(5)
Pensions		15	16	(10)	18	(20)	57	62	(8)
Total recurring plus 1/10 single		64	75	(14)	69	(6)	224	238	(6)

The Netherlands		21	23	(9)	24	(13)	83	87	(4)
United Kingdom		18	20	(8)	18	2	56	54	4
Central & Eastern Europe		17	21	(17)	19	(7)	57	69	(16)
Spain & Portugal		7	11	(29)	8	(2)	28	30	(6)
Total recurring plus 1/10 single		64	75	(14)	69	(6)	224	238	(6)

New premium production accident and health insurance		5	9	(43)	4	19	24	19	27
New premium production general insurance		20	27	(25)	18	14	71	59	20

Gross deposits (on and off balance)	10
The Netherlands		1,417	1,511	(6)	1,000	42	4,784	3,679	30
United Kingdom		1,280	1,506	(15)	1,536	(17)	4,305	4,525	(5)
Central & Eastern Europe		65	64	1	57	15	191	165	15
Spain & Portugal		7	6	14	3	139	18	12	45
Total gross deposits		2,769	3,088	(10)	2,595	7	9,298	8,381	11

Net deposits (on and off balance)	10
The Netherlands		289	445	(35)	230	25	1,516	1,381	10
United Kingdom		(381)	(328)	(16)	(438)	13	(802)	(862)	7
Central & Eastern Europe		46	39	19	17	176	125	4	-
Spain & Portugal		5	3	42	1	-	10	5	121
Total net deposits / (outflows)		(41)	159	-	(190)	79	849	527	61

Revenue-generating investments
		Sep. 30, 2016	Jun. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		165,194	163,352	1	175,687	(6)
Investments general account		60,265	60,661	(1)	68,459	(12)
Investments for account of policyholders		95,757	94,211	2	99,070	(3)
Off balance sheet investments third parties		9,172	8,480	8	8,158	12

Europe Segments
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016 Q3

Underlying earnings before tax geographically by line of business
Life		85	6	10	(2)	99
Pensions		42	(1)	2	-	43
Non-life		(1)	-	-	4	3
Other		7	-	-	-	7
Underlying earnings before tax		133	5	12	1	151

Fair value items		54	(4)	-	-	49
Realized gains / (losses) on investments		31	17	1	-	49
Impairment charges		(7)	-	-	-	(7)
Impairment reversals		1	-	-	-	1
Other income / (charges)	5	30	22	-	-	52
Income / (loss) before tax		241	39	14	1	296
Income tax (expense) / benefit		(53)	(9)	(3)	(2)	(68)
Net income / (loss)		188	30	11	(1)	228

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		188	30	11	(1)	228

Net underlying earnings		102	21	10	(1)	132
Commissions and expenses		234	165	58	40	497
of which operating expenses		202	98	33	21	354

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

2015 Q3

Underlying earnings before tax geographically by line of business
Life		81	15	6	-	101
Pensions		47	(24)	3	-	25
Non-life		1	-	(1)	3	4
Other		6	-	-	-	6
Underlying earnings before tax		135	(10)	8	3	137

Fair value items		44	44	-	-	87
Realized gains / (losses) on investments		32	1	-	-	32
Impairment charges		(6)	-	(1)	-	(7)
Impairment reversals		1	-	-	-	1
Other income / (charges)	5	(44)	3	-	-	(42)
Income / (loss) before tax		160	38	7	3	208
Income tax (expense) / benefit		(34)	3	(2)	(1)	(34)
Net income / (loss)		126	41	5	2	174

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		126	41	5	2	174

Net underlying earnings		104	(6)	6	2	107
Commissions and expenses		243	224	59	34	560
of which operating expenses		193	98	33	17	341

Asia

●	Underlying earnings before tax amount to USD 7 million
●	Net income increases to USD 6 million
●	New life sales decrease to USD 31 million due to focus on profitability
●	Gross deposits were up to USD 93 million driven by the launch of a new VA product

Execution of strategy

Aegon strives for its Asian businesses to become a financially meaningful contributor and growth engine for the group. The company focuses on three fast-growing and underserved customer segments in Asia: High Net Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

Aegon aims to grow its distribution network in Asia in order to reach more customers. Transamerica Life Bermuda (TLB) secured a new bancassurance partnership in the quarter with Standard Chartered’s private bank in Singapore. The partnership will enable TLB to diversify its distribution with Standard Chartered’s private bank network in Singapore to reach more potential HNW customers.

Aegon is continuing to make changes to its product portfolio in Asia. In the third quarter, Aegon launched its existing foreign currency variable annuity to additional distribution channels in Japan following the successful product launch in the second quarter. Aegon also expanded its product portfolio in October by adding a new foreign currency variable annuity product with a guaranteed minimum withdrawal benefit in Japan.

Underlying’s earnings before tax

In the third quarter of 2016, Aegon’s underlying earnings before tax in Asia decreased to USD 7 million, mainly due to lower earnings from the HNW businesses.

●	Earnings from HNW businesses decreased by 40% to USD 14 million. An unfavorable intangible adjustment due to lower than anticipated investment yields more than offset favorable mortality experience in the third quarter of 2016. The comparable quarter last year included a favorable intangible adjustment.
●	Earnings from ADAMS were nil due to lower production in Indonesia, running off the Australian business and an unfavorable exchange rate impact in Japan.
●	The loss from Strategic partnerships in China, Japan and India remained stable at USD 7 million. The growth of the business in China was partly offset by the increase in ownership from 26% to 49% in Aegon’s strategic partnership in India.

Net income

The net income from Aegon’s operations in Asia amounted to USD 6 million. The gain from fair value items of USD 7 million was mainly due to hedging results, while the loss from other charges of USD 6 million was the result of annual assumption changes and model updates. Realized gains of USD 2 million were driven by normal trading activity in a low interest rate environment. Income tax amounted to USD 4 million, as a result of relatively high profits for tax purposes and limited tax benefits on losses.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserve was 0%.

Operating expenses

Operating expenses increased by 26% to USD 38 million in the third quarter. This was partly driven by the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, operating expenses increased by 16% due to the investment made to strengthen the organization and the favorable timing of expenses in the third quarter of 2015.

Sales

New life sales decreased by 33% compared with the third quarter of 2015 to USD 31 million.

●	Sales from HNW businesses declined by 50% to USD 19 million as a result of Aegon’s strict pricing discipline.
●	Sales from Strategic partnerships increased by 36% to USD 13 million, mainly driven by strong production of the critical illness product in the agency and broker channels in China.

New premium production from accident & health insurance decreased by 52% to USD 4 million mainly due to rationalization of unprofitable sales campaigns in the ADAMS business, especially Indonesia.

Gross deposits from Strategic partnerships increased by 61% to USD 93 million due to both the launch of the foreign currency variable annuity product in Japan and favorable currency movements. On a constant currency basis deposits were 33% higher, as inflows from the recently launched foreign currency variable annuity product were partially offset by lower yen-denominated variable annuity sales. Net deposits increased to USD 77 million reflecting higher gross deposits and stable lapse experience.

Market consistent value of new business

The market consistent value of new business in Asia decreased to a loss of USD 1 million. This was mainly caused by unfavorable interest rates movements and lower overall sales.

Revenue-generating investments

Revenue-generating investments were up 6% to USD 9 billion during the third quarter of 2016, driven by favorable market movements and growth of the HNW businesses, as well as net deposits from the strategic partnerships.

Asia
USD millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by line of business
High net worth businesses		14	10	37	24	(40)	38	38	1
Aegon Direct & Affinity Marketing Services		-	2	(80)	3	(90)	-	4	(90)
Stategic partnerships		(7)	(11)	31	(7)	(8)	(30)	(22)	(32)
Underlying earnings before tax		7	1	-	20	(65)	9	19	(55)

Fair value items		7	(8)	-	(3)	-	2	1	45
Realized gains / (losses) on investments		2	1	19	1	28	7	7	11
Net impairments		-	-	39	-	-	(1)	-	-
Other income / (charges)		(6)	-	-	(48)	88	(6)	(48)	88
Income before tax		10	(6)	-	(29)	-	11	(21)	-

Income tax		(4)	(6)	29	7	-	(15)	(3)	-
Net income / (loss)		6	(12)	-	(22)	-	(4)	(24)	84

Net underlying earnings		-	(4)	-	9	(99)	(8)	(1)	-

Commissions and expenses		64	63	1	74	(13)	192	213	(10)
of which operating expenses		38	40	(4)	30	26	121	107	13

New life sales	10
Life single premiums		189	233	(19)	386	(51)	675	1,328	(49)
Life recurring premiums annualized		13	12	6	8	57	40	31	31
Total recurring plus 1/10 single		31	35	(10)	47	(33)	108	164	(34)

High net worth businesses		19	24	(22)	37	(50)	64	132	(52)
Aegon Direct & Affinity Marketing Services		-	-	102	-	(58)	-	1	(70)
Stategic partnerships		13	11	14	9	36	44	31	40
Total recurring plus 1/10 single		31	35	(10)	47	(33)	108	164	(34)

New premium production accident and health insurance		4	4	(2)	9	(52)	15	25	(40)

Gross deposits (on and off balance) by region	10
China		-	-	-	-	(13)	4	5	(22)
Japan		92	106	(13)	57	62	275	380	(28)
Total gross deposits		93	106	(13)	58	61	279	385	(27)

Net deposits (on and off balance) by region	10
China		-	(1)	45	-	(148)	2	3	(49)
Japan		77	91	(15)	44	74	231	334	(31)
Total net deposits / (outflows)		77	90	(15)	44	73	232	338	(31)

Revenue-generating investments
		Sep. 30, 2016	Jun. 30, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		8,854	8,366	6	7,307	21
Investments general account		5,732	5,440	5	4,790	20
Off balance sheet investments third parties		3,122	2,926	7	2,517	24

Asset management

●	Underlying earnings before tax decline to EUR 32 million due to continued investments in growth strategy and adverse currency movements
●	Net income amounts to EUR 23 million
●	Other third-party net inflows of EUR 1.4 billion driven by the Americas and the Netherlands
●	Assets under management decline to EUR 336 billion, mainly as a result of a contract loss in the US

Execution of strategy

Aegon Asset Management has developed into a successful asset manager and an important part of the group. Aegon aims to continue the strong growth in asset management by leveraging its international capabilities across asset allocation, solutions, fixed income, equity and research, by developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion.

As part of its strategy, Aegon Asset Management has successfully entered the German institutional market where it already has a strong wholesale presence, concluding its first sale in October. Aegon Asset Management has also signed a wholesale contract with a Japanese client as it continues to build its presence in Asia. Stap – the General Pension Fund in the Netherlands for which administration is carried out by its pension administrator TKP, and fiduciary investments by TKP Investments – has onboarded its first client in October. In France, La Banque Postale Asset Management’s multi-asset retail proposition continued to attract strong gross inflows.

Underlying earnings before tax

Underlying earnings from Aegon Asset Management in the third quarter of 2016 were down to EUR 32 million, mainly as a result of lower earnings from the Americas, adverse currency movements and a lower contribution from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC).

●	Earnings in the Americas were down to EUR 10 million, as higher management and origination fee income were more than offset by higher employee and project-related expenses resulting from continued investments in the growth strategy.
●	Earnings in the United Kingdom amounted to EUR 6 million, as higher project costs and adverse currency movements were only partially offset by higher revenues mainly driven by positive market developments.
●	Earnings in the Netherlands increased to EUR 4 million, mainly as a result of lower expenses and higher management fee income driven by inflows in the Dutch Mortgage Fund.
●	The loss in Rest of World amounted to EUR (2) million.
●	Earnings from Strategic partnerships decreased to EUR 14 million, mainly due to lower management fees and adverse currency movements in AIFMC and increased expenses.

Revenues

Total revenues decreased by 4% to EUR 145 million. Management fees declined by 3% to EUR 123 million mostly due to adverse currency movements. On a constant currency basis, the impact of a contract loss in the Affiliate line in the Americas of USD 10 billion (EUR 9 billion) was mostly offset by positive market developments as well as other third-party inflows. Performance fees were down EUR 1 million from last year to EUR 8 million, mainly as a result of lower performance fees from the United Kingdom, which were only partially offset by higher performance fees from the Americas. Other income decreased by EUR 1 million to EUR 13 million due to lower income from the United States. Annualized management fees as a percentage of average assets under management in other third-party was 20 basis points.

Operating expenses

Operating expenses increased by 1% compared with the third quarter of 2015 to EUR 112 million mostly due to continued investment in Aegon Asset Management’s growth strategy which was only partially offset by favorable currency movements. On a constant currency basis, operating expenses increased by 5%. The cost/income ratio increased to 77%, mainly as a result of to the aforementioned investments. Annualized operating expenses as a percentage of average assets under management remained stable at 13 basis points.

Sales

Gross inflows in other third-party increased by 22% to EUR 12.4 billion. This was the result of higher gross flows in AIFMC, which were driven by higher recognized gross inflow in its money market funds, and higher gross inflows in the Netherlands and in the Americas, partly offset by lower gross inflows in the United Kingdom.

Other third-party net flows in the Americas more than doubled to EUR 0.5 billion driven by higher sales. In the Netherlands, other third-party net flows increased significantly to EUR 1.4 billion, as a result of continuous strong inflows into the Dutch Mortgage Fund. Net inflows in Strategic partnerships were down to EUR 0.1 billion, driven by lower net inflows from AIFMC mainly in its money market fund. These inflows were partly offset by net outflows in the United Kingdom, due to market turmoil following the Brexit vote.

Total third-party net outflows amounted to EUR 9.3 billion. This included EUR 10.7 billion of outflows in affiliates mainly resulting from a contract loss in the United States, partly offset by EUR 1.4 billion of net inflows from other third-parties.

Assets under management

Assets under management decreased by EUR 7 billion to EUR 336 billion compared with last quarter. Favorable market movements and net inflows in other third-party were more than offset by outflows, as a result of the contract loss in the United States.

Performance

Rolling 3 months investment performance in the Netherlands, United Kingdom and the United States improved significantly compared to the last quarter. Rolling 3 and 5 years investment performance across the board continues to be largely above benchmarks while short term performance in the United Kingdom continues to be impacted by market volatility, which was mainly the result of the Brexit vote.

Return on capital

The return on average capital invested in Aegon Asset Management in the third quarter of 2016, excluding revaluation reserves and defined benefit plan remeasurements, remained solid at 21%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Asset Management
EUR millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by region
Americas		10	15	(31)	13	(24)	42	45	(8)
The Netherlands		4	2	79	3	25	9	10	(11)
United Kingdom		6	8	(26)	8	(25)	23	24	(5)
Rest of World		(2)	-	-	(3)	36	(4)	(4)	17
Strategic partnerships		14	12	12	18	(23)	45	57	(22)
Underlying earnings before tax		32	37	(12)	40	(19)	114	132	(14)

Realized gains / (losses) on investments		2	1	143	-	-	3	3	14

Income before tax		34	38	(9)	40	(15)	117	135	(13)
Income tax		(11)	(14)	19	(10)	(12)	(37)	(38)	2
Net income / (loss)		23	24	(4)	30	(24)	79	97	(18)

Net underlying earnings		22	24	(8)	30	(28)	77	95	(19)

Revenues
Management fees		123	126	(2)	127	(3)	376	368	2
Performance fees		8	4	106	9	(15)	28	36	(23)
Other		13	19	(28)	14	(7)	48	48	-
Total income *		145	148	(2)	151	(4)	452	452	-

General account		40	40	1	42	(5)	123	127	(3)
Third-party		104	108	(4)	108	(4)	328	325	1
Of which affiliates		26	29	(11)	30	(15)	84	93	(11)
Of which other third-party		79	80	(1)	78	1	245	232	6
Total income *		145	148	(2)	151	(4)	452	452	-

Operating Expenses		112	110	2	110	1	336	319	6

Cost / income ratio		77.4%	74.3%	4	73.2%	6	74.4%	70.5%	6

Gross flows other third-party
Americas		1,321	1,093	21	553	139	3,217	1,620	99
The Netherlands		1,405	682	106	708	99	3,844	2,033	89
United Kingdom		1,087	1,341	(19)	1,639	(34)	3,984	5,339	(25)
Rest of World **		65	(289)	-	(625)	-	(301)	(571)	47
Strategic partnerships		8,563	7,680	11	7,965	8	25,296	13,222	91
Gross flows other third-party		12,442	10,506	18	10,240	22	36,040	21,643	67

Net flows other third-party
Americas		477	681	(30)	160	198	719	71	-
The Netherlands		1,206	481	151	48	-	3,317	976	-
United Kingdom		(527)	(373)	(41)	589	-	(542)	2,360	-
Rest of World **		82	44	84	(252)	-	19	(236)	-
Strategic partnerships		143	212	(33)	2,960	(95)	1,152	3,402	(66)
Net flows other third-party		1,380	1,046	32	3,505	(61)	4,666	6,574	(29)
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		Sep. 30, 2016	Jun. 30, 2016%		Dec. 31, 2015%
Americas		123,898	133,335	(7)	126,330	(2)
The Netherlands		92,369	90,066	3	82,241	12
United Kingdom		59,288	60,280	(2)	76,982	(23)
Rest of World		2,387	2,271	5	2,202	8
Strategic partnerships		58,445	57,512	2	57,782	1
Total assets under management		336,386	343,464	(2)	345,537	(3)
General Account *		131,559	131,668	-	132,218	-
Third-party		204,827	211,797	(3)	213,320	(4)
Of which affiliates		72,771	82,188	(11)	85,990	(15)
Of which other third-party **		132,056	129,609	2	127,329	4

Market consistent value of new business
				MCVNB				MCVNB
EUR millions, after tax		Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%

Americas		56	62	(9)	99	(43)	199	253	(21)
Europe		14	39	(63)	19	(26)	109	167	(35)
Asia		(1)	(1)	(45)	7	-	(6)	27	-
Total		70	100	(30)	125	(44)	302	448	(33)

Modeled new business: APE
		Premium business APE					Premium business APE
EUR millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%
Americas	7	311	320	(3)	343	(9)	1,017	1,136	(10)
Europe		219	287	(24)	274	(20)	891	1,059	(16)
Asia		33	35	(7)	49	(34)	110	169	(35)
Total		562	642	(12)	666	(16)	2,018	2,364	(15)

Modeled new business: Deposits
		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q3 2016	Q2 2016%		Q3 2015%		YTD 2016	YTD 2015%
Americas	7	3,948	4,462	(12)	6,263	(37)	14,459	20,655	(30)
Europe		64	69	(8)	114	(44)	202	307	(34)
Asia		83	94	(12)	52	60	250	345	(28)
Total		4,094	4,625	(11)	6,429	(36)	14,911	21,306	(30)

MCVNB/PVNBP summary
		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q3 2016%			%	YTD 2016%			%
Americas	8	60	1,500	4.0	19.3	195	4,590	4.2	19.1
Europe		17	2,955	0.6	7.8	106	10,173	1.0	12.0
Asia		(2)	260	(0.7)	(5.7)	(9)	880	(1.0)	(7.8)
Total		75	4,715	1.6	13.4	293	15,644	1.9	14.5

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q3 2016%			%	YTD 2016%			%
Americas	8	(4)	7,082	-	-	4	22,562	0.0	0.0
Europe		(3)	289	(0.9)	(4.2)	3	709	0.4	1.3
Asia		1	83	0.9	0.9	3	250	1.0	1.0
Total		(6)	7,454	(0.1)	-	9	23,521	0.0	0.1

Currencies

Income statement items: average rate 1 EUR = USD 1.1161 (2015: USD 1.1150).

Income statement items: average rate 1 EUR = GBP 0.8019 (2015: GBP 0.7272).

Balance sheet items: closing rate 1 EUR = USD 1.1238 (2015: USD 1.1163; year-end 2015: USD 1.0863).

Balance sheet items: closing rate 1 EUR = GBP 0.8651 (2015: GBP 0.7369; year-end 2015: GBP 0.7370).

Additional information

The Hague – November 10, 2016

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q3 2016 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 719 457 1036

United Kingdom: +44 203 043 2002

The Netherlands: +31 20 721 9251

Passcode: 2727072

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and the net deficit or surplus related to defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.
9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q3 2016	YTD 2016

Employee expenses	549	1,704
Administrative expenses	300	931
Operating expenses for IFRS reporting	850	2,636
Operating expenses related to jv’s and associates	(50)	(150)
Operating expenses in earnings release	900	2,786

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.
a)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the life insurance companies in the US is calculated as two and a half times (250%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

b)	The results in this release are unaudited.
c)	The numbers in this press release to all periods reported, where applicable, have been adjusted for the impacts of Aegon’s voluntary changes in accounting policies implemented effective January 1, 2016. Please refer to note 2.1 to the Q2 2016 Condensed Consolidated Interim Financial Statements for more details about Aegon’s voluntary changes in accounting policies.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.
¡	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.